Mail Stop 6010

June 20, 2008

Timothy R. Morse
Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, CA 95134

      **RE:**    **Altera Corporation**
               **Form 10-K for the fiscal year ended December 28, 2007**
               **Filed February 25, 2008**
               **File No. 000-16617**

Dear Mr. Morse:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Brian R. Cascio
                          Accounting Branch Chief